FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2014

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

Buenaventura Announces Second Quarter and

Six-Month 2014 Results

Lima, Peru, July 30, 2014 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, announced today results for the second quarter (2Q14) and 6-month (6M14) periods ended June 30, 2014. All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non GAAP basis and stated in U.S. dollars (US$).

Second Quarter 2014 Highlights:

•     EBITDA from direct operations increased 89% compared to 2Q13 and 41% compared to 1Q14.

•     Net Income increased 22% compared to 2Q13 and improved significantly compared to the US$16.1 loss in the previous quarter.

•     Stronger results were driven by higher silver and copper volume sold, from Uchucchacua and El Brocal’s production, respectively.

•     Yanacocha’s contribution to results was a loss of US$12.9 million, mainly due to a US$21.3 million leachpad write-down. Gold production is expected to ramp up in 2H14 to reach guidance of 895k - 985k ounces.

•     Equity gold production from direct operations to recover in 2H14 to achieve annual guidance (420k – 430k ounces). Accessing new areas closer to surface in Orcopampa will allow a 2014 production of 200k ounces. La Zanja and Tantahuatay are expected to produce 140k ounces each in 2014. Breapampa will produce 80k ounces of gold in 2014.

•     Uchucchacua is expected to increase ore treated volume in 3Q14 due to new permittings. Ore extraction will be focused in the Socorro mine with high silver-manganese content.

•     The Public Audience at Tambomayo project was successfully held on July 24-25. The Environmental Impact Assessment (EIA) has been filed and approval is expected by the end of 2014.

•     Huanza Hydro plant commenced full commercial operations And should generate an excess of 95 MW to supply energy to all direct operations at competitive costs.

•     El Brocal plant expansion to 18K tons per day was completed and full operations should start in September. The plant will operate in August at 14k tons per day capacity.

Financial Highlights (in millions of US$, except EPS figures):

(*) as of June 30, 2014, Buenaventura had 254,186,867 outstanding shares.

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

Operating Revenues

During 2Q14, net sales were US$297.7 million, a 9% increase compared to the US$273.1 million reported in 2Q13. This was explained by higher copper and silver sales.

Royalty income decreased 42%, to US$7.4 million in 2Q14 compared to the US$12.7 million reported in 2Q13. This was due to lower revenues at Yanacocha (42% lower QoQ).

Operating Highlights	2Q14	2Q13	Var%	6M14	6M13	Var%
Net Sales (in millions of US$)	297.7	273.1	9%	571.7	614.0	-7%
Average Realized Gold Price (US$/oz)*	1,274	1,388	-8%	1,292	1,477	-13%
Average Realized Gold Price (US$/oz) inc. Affiliates	1,279	1,399	-9%	1,291	1,497	-14%
Average Realized Silver Price (US$/oz)*	19.76	23.88	-17%	19.75	25.82	-24%
Average Realized Lead Price (US$/MT)*	2,073	2,066	0%	2,123	2,137	-1%
Average Realized Zinc Price (US$/MT)*	2,101	1,841	14%	2,148	1,897	13%
Average Realized Copper Price (US$/MT)*	6,575	7,067	-7%	6,746	7,506	-10%

(*) Buenaventura’s Direct Operations

Volume Sold	2Q14	2Q13	Var%	6M14	6M13	Var%
Gold Oz Direct Operations	110,292	116,751	-6%	218,227	241,377	-10%
Gold Oz inc Associated Companies	206,389	260,938	-21%	416,270	520,329	-20%
Silver Oz	4,949,060	4,541,688	9%	9,145,615	7,782,423	18%
Lead MT	4,199	7,934	-47%	8,502	14,617	-42%
Zinc MT	2,943	10,775	-73%	6,114	20,979	-71%
Copper MT	10,186	4,503	126%	19,187	9,611	100%

For the six-month period of 2014, net sales decreased 7% from US$614.0 million in 2Q13 to US$571.7 million in 2Q14. Royalties decreased 42% (US$15.4 million in 6M14 vs US$26.5 million in 6M13).

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

Production and Operating Costs

In 2Q14, Buenaventura’s gold equity production from direct operations decreased 4%, mainly due to lower production in Orcopampa, but was positively offset by higher production from Breapampa. Gold including associated companies, decreased 20% due to lower production in Yanacocha.

Equity Production	2Q14	2Q13	Var%	6M14	6M13	Var%
Gold Oz Direct Operations[1]	94,557	98,210	-4%	182,350	203,673	-10%
Gold Oz inc Associated Companies	191,897	239,604	-20%	383,353	483,433	-21%
Silver Oz Direct Operations[1]	4,581,786	4,216,449	9%	8,542,534	8,751,751	-2%
Silver Oz inc Associated Companies	4,805,398	4,420,340	9%	8,952,618	9,171,583	-2%
Lead MT	4,413	6,552	-33%	9,066	13,603	-33%
Zinc MT	4,333	10,620	-59%	8,842	20,234	-56%
Copper MT Direct Operations[1]	6,190	2,808	120%	11,769	5,427	117%
Copper MT inc Associated Companies	17,289	14,911	16%	34,803	28,341	23%

Orcopampa’s (100% owned by Buenaventura) total gold production in 2Q14 was 51,102 ounces, 2% higher than the 50,196 ounces reported in 2Q13. The higher tonnage treated positively offset the lower ore grade (see Appendix 2). Cost Applicable to Sales (CAS) in 2Q14 was US$851/oz of gold, 3% lower compared to 2Q13 (US$881/oz.). The lower cost was mainly explained by lower reagent (cyanide and peroxide) consumption and price.

At Uchucchacua (100% owned by Buenaventura), total silver production in 2Q14 was 3.0 million ounces, 10% higher than the 2.7 million ounces reported in 2Q13, mainly due to higher tonnage and ore grade despite the lower grade. Zinc production in 2Q14 was 1,575 MT, 19% lower than the figure reported in 2Q13 (1,938 MT), while lead production decreased 13% (1,717 MT in 2Q14 vs. 1,966 MT in 2Q13). Cost Applicable to Sales (CAS) in 2Q14 was US$17.86/oz of silver, a decrease of 4% compared to 2Q13 (US$18.63/oz.) due to the higher production, and was partially offset by an increase in preparation labors focused in the Socorro area with high silver content.

At Mallay (100% owned by Buenaventura), total production in 2Q14 was 302,118 ounces of silver, 4% lower than in 2Q13 (315,379 oz) due to lower ore treated. Cost Applicable to Sales (CAS) in 2Q14 was US$14.34/oz of silver, a decrease of 34% compared to US$21.74/oz in 2Q13 due to a more focalized exploration program.

At Julcani (100% owned by Buenaventura), total production in 2Q14 was 763,529 ounces of silver, 39% higher compared to 2Q13 (548,890 ounces), due to higher ore treated (20-day strike in 2Q13) and higher silver grade. Cost Applicable to Sales (CAS) in 2Q14 was US$14.29/oz of silver, 17% lower than 2Q13 (US$17.16/oz.), mainly explained by a reduction in commercial deductions and higher production.

1 Direct Operation production includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 54.07% of El Brocal.

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

Breapampa’s (100% owned by Buenaventura) total production in 2Q14 was 21,228 ounces of gold, 10% higher when compared to the figure reported in 2Q13 (19,342 ounces). CAS in 1Q4 was US$427/oz of gold, 29% lower than the US$604/oz reported in 2Q13.

La Zanja’s (53.06% owned by Buenaventura) total production in 2Q14 was 36,685 ounces of gold, a 1% decrease compared to 2Q13 (37,045 oz). CAS in 2Q14 was US$518/oz of gold, 20% lower than 2Q13 (US$646/oz.), due to a reduction in exploration activities from Pampa Verde. Itis important to mention that our exploration efforts are now focused on the Alejandra underground project.

Tantahuatay’s (40.10% owned by Buenaventura) total production in 2Q14 was 35,171 ounces of gold (14,102 oz attributable to Buenaventura) 1% lower than the figure reported in 2Q13 (35,382 oz, 14,188 attributable to Buenaventura). CAS in 2Q14 was US$475/oz of gold, 31% lower than in 2Q13 (US$685/oz.) due to lower supplies and contractor expenses as a result of significantly lower stripping ratio.

At El Brocal (54.07% owned by Buenaventura), copper production was 11,332 MT vs. 5,050 MT reported in 2Q13 (124% increase). Silver production was 0.5 million ounces 26% higher than the 0.4 million ounces reported in 2Q14. There was no zinc production in 2Q14. Copper CAS was US$4,781/MT in 2Q14, a decrease of 31% when compared to US$6,931/MT in 2Q13.

General and Administrative Expenses

General and administrative expenses in 2Q14 were US$23.1 million, 4% higher when compared with the figure reported in 2Q13 (US$22.3 million) due to a credit in the long compensation provision in 2Q13.

Exploration in Non-Operating Areas

Exploration in non-operating areas during 2Q14 was US$14.8 million compared with a US$4.1 million credit reported in 2Q13. During the period, Buenaventura’s main exploration efforts were focused on the following projects: La Zanja Underground (US$3.5 million) Tambomayo (US$3.1 million) and San Gregorio (US$2.0 million).

Share in Associated Companies

During 2Q14, Buenaventura’s share in associated companies was US$20.2 million, 59% lower when compared to the US$48.8 million reported in 2Q13, composed by:

Share in the Result of Associates (in millions of US$)	2Q14	2Q13	Var%	6M14	6M13	Var%
Cerro Verde	26.5	20.8	27%	42.2	48.0	-12%
Coimolache (Tantahuatay mine)	6.1	2.1	194%	10.9	10.2	7%
Yanacocha	(12.9)	23.8	-154%	(37.4)	74.8	-150%
Canteras del Hallazgo (Chucapaca project)	0.1	2.1	-96%	0.0	0.0	-
Other smaller investments	0.4	0.0	-	0.0	0.0	-
Total	20.2	48.8	-59%	15.7	133.0	-88%

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), during 2Q14 gold production was 190,695 ounces of gold, 35% lower than 2Q13 production (291,428 oz). For the six-month period 2014, gold production was 398,206 ounces, 31% lower than 576,903 ounces in 2013. This production was in-line with the mining plan and guidance for 2014 remains between 895k – 985k ounces.

Net income was a negative US$46.5 million compared to US$54.5 million in 2Q13, driven by a US$21.3 million write-down of leach inventory value from the La Quinua pad. EBITDA totaled US$6.1 million in 2Q14, a 97% decrease compared to 2Q13 (US$225.7 million). For 6M14, net income was negative US$100.0 million (compared to a positive US$171.3 million in 2Q13) and EBITDA was US$12.0 million (compared to US$486.6 million in 2Q13).

Capital expenditures at Yanacocha were US$28.1 million in 2Q14 (US$119.6 million in 2Q13).

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), during 2Q14 copper production was 56,683 MT (11,098 MT attributable to Buenaventura), an 8% decrease compared to 2Q13 (61,813 MT and 12,103 MT attributable to Buenaventura). For the first six-month period of 2014, copper production was 117,638 MT (23,034 MT attributable to Buenaventura), in-line with the figure reported in 2Q13.

During 2Q14, Cerro Verde reported net income of US$138.3 million, 30% higher compared to US$106.3 million in 2Q13. This was mainly due to 13% higher sales. EBITDA totaled US$234.9 million in 2Q14, a 18% increase compared to 2Q13 (US$200.0 million). For the 6M14, net income was US$236.4 million (compared to US$245.1 million in 2Q13) and EBITDA was US$423.0 million (compared to US$427.7 million in 2Q13).

Capital expenditures at Cerro Verde in 2Q14 totaled US$397.6 million and US$240.3 million in 2Q13.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), attributable contribution in 2Q14 was US$6.1 million (US$2.1 million in 2Q13). For 6M14, the contribution was US$10.9 million, compared to US$10.2 million reported in 6M13.

Net Income

Buenaventura’s 2Q14 net income was US$23.1 million (US$0.09 per share) 22% higher when compared to US$19.0 million (US$0.07 per share) reported in 2Q13. For 6M14, net income was US$7.0 million, 94% lower than 121.6 million reported in 6M13.

Project Development and Exploration

Huanza Hydroelectric Plant (100% ownership)

Huanza Hydro plant commenced full commercial operations. The plant will generate an excess of 95 MW to supply energy to all direct operations at competitive costs.

El Brocal Expansion (54.07% ownership)

Full operations are expected to start in September to treat 11k tpd of polymetallic ore from Colquijirca and 7k tpd of copper ore from Marcapunta.

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

Tambomayo Project (100% ownership)

Two Public Audiences at Tambomayo project were successfully held on July 24-25. The Environmental Impact Assessment (EIA) has been filed and we expect to receive the approval by the end of 2014. Mine development and engineering studies are in progress.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, Recuperada*, El Brocal, La Zanja and Coimolache.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2013 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of June 30, 2014)
	BVN	Operating
	Equity %	Mines / Business
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
El Molle Verde S.A.C*	100.00	Trapiche project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	54.07	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca project
Compañía Minera Coimolache S.A **	40.10	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2014	2013	%	2014	2013	%	2014	2013	%	2014	2013	%
Ore Milled DMT	115,857	107,790	7%	0	129,891	-	219,084	227,720	-4%	0	253,744	-
Ore Grade OZ/MT	0.45	0.48	-5%	0.000	0.05	-	0.448	0.49	-9%	0.000	0.05	-
Recovery Rate %	97.3%	97.3%	0%	0.0%	77.6%	-	96.8%	96.6%	0%	0.0%	75.1%	-
Ounces Produced	51,102	50,196	2%	0	4,791	-	95,032	108,565	-12%	999	8,903	-

Orcopampa Total Production		2Q14	51,102	2Q13	54,987	6M14	96,031	6M13	117,468

	La Zanja						Tantahuatay
	2Q14	2Q13%		6M14	6M13%		2Q14	2Q13%		6M14	6M13%
Ounces Produced	36,685	37,045	-1%	72,622	68,251	6%	35,171	35,382	-1%	67,804	69,689	-3%

	Breapampa
	2Q14	2Q13%		6M14	6M13%
Ounces Produced	21,228	19,342	10%	42,156	39,826	6%

	SILVER PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2014	2013	%	2014	2013	%	2014	2013	%	2014	2013	%
Ore Milled DMT	244,992	233,999	5%	0	578,787	-	457,700	495,971	-8%	0	949,187	-
Ore Grade OZ/MT	15.28	14.09	8%	0.00	0.91	-	14.94	13.98	7%	0.00	1.16	-
Recovery Rate %	80.0%	82.6%	-3%	0.0%	60.1%	-	78.4%	81.6%	-4%	0.0%	65.7%	-
Ounces Produced	2,997,602	2,723,364	10%	0	317,455	-	5,366,112	5,651,920	-5%	0	722,648	-

	ZINC PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2014	2013	%	2014	2013	%	2014	2013	%	2014	2013	%
Ore Milled DMT	244,992	233,999	5%	0	578,787	-	457,700	495,971	-8%	0	949,187	-
Ore Grade %	1.06%	1.25%	-15%	0.00%	2.87%	-	1.09%	1.20%	-9%	0.00%	2.89%	-
Recovery Rate %	60.5%	66.3%	-9%	0.0%	65.2%	-	61.0%	66.3%	-8%	0.0%	64.9%	-
MT Produced	1,575	1,938	-19%	0	10,832	-	3,045	3,936	-23%	0	17,782	-

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

APPENDIX 3: EBITDA Reconciliation (in thousand US$)

	2Q14	2Q13	6M14	6M13
Net Income	32,574	20,859	22,202	131,792
Add / Substract:	42,627	18,835	106,333	1,347
Provision for income tax, net	10,494	10,434	17,816	42,945
Share in associated companies by the equity method, net	-20,169	-48,806	-15,689	-132,974
Interest income	-1,842	-2,228	-3,648	-3,184
Interest expense	3,199	8,678	6,590	9,881
Loss on currency exchange difference	268	6,715	764	6,603
Long Term Compensation provision	0	-9,322	1,925	-18,527
Depreciation and Amortization	49,771	46,494	95,909	85,670
Workers´ participation provision	906	1,178	1,872	5,241
Impairment of long-term lived assets	0	0	794	0
Write-Down Adjustment	0	5,692	0	5,692
EBITDA Buenaventura Direct Operations	75,201	39,694	128,535	133,139
EBITDA Yanacocha (43.65%)	2,653	98,502	5,236	212,394
EBITDA Cerro Verde (19.58%)	46,001	39,079	82,826	83,735
EBITDA Coimolache (40.10%)	12,599	9,636	23,649	25,141
EBITDA Buenaventura + All Associates	136,455	186,910	240,245	454,408

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of June 30, 2014 and December 31, 2013

	2014	2013
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	138,052	61,898
Financial assets at fair value through profit or loss	-	-
Trade and other accounts receivable, net	272,746	260,434
Income tax credit	55,658	37,370
Prepaid expenses	15,652	14,597
Hedge derivative financial instruments	-	-
Embedded derivatives for concentrate sales, net	5,957	1,857
Inventory, net	151,833	175,719
Total current assets	639,898	551,875

Non-current assets
Trade and other accounts receivable, net	18,156	20,607
Long-term inventory	39,124	23,366
Investment in associates	2,363,055	2,358,410
Mining concessions, development costs and property, plant and equipment, net	1,535,626	1,515,460
Investment Properties	11,160	-
Deferred income tax asset, net	72,322	83,525
Other assets	3,231	7,132
Total non-current assets	4,042,674	4,008,500

Total assets	4,682,572	4,560,375

Liabilities and shareholders’ equity
Current liabilities
Bank loans	2,321	-
Trade and other accounts payable	253,285	301,811
Provisions	71,826	69,800
Income tax payable	2,186	2,140
Hedge derivatives financial instruments	10	1,093
Embedded derivatives for concentrate sales, net	-	-
Financial obligations	47,641	11,370
Total current liabilities	377,269	386,214

Non-current liabilities
Trade and other accounts payable	15,057	12,229
Provisions	100,651	106,376
Financial obligations	336,602	223,027
Deferred income tax liability, net	4,605	-
Total non-current liabilities	456,915	341,632

Total liabilities	834,184	727,846

Shareholders’ equity
Issued capital, net of treasury shares for US$(000)62,665	750,497	750,497
Investment shares, net of treasury shares for US$(000)765	1,396	1,396
Additional paid-in capital	219,055	219,055
Legal reserve	162,688	162,663
Other reserves	269	269
Retained earnings	2,425,720	2,421,238
Other equity reserves	104	104
	3,559,729	3,555,222
Non-controlling interest	288,659	277,307
Total shareholders’ equity	3,848,388	3,832,529

Total liabilities and shareholders’ equity	4,682,572	4,560,375

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Income Statement

For the six-month periods ended June 30, 2014 and 2013

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	297,710	273,099	571,678	613,972
Royalty income	7,399	12,693	15,424	26,495
Total operating income	305,109	285,792	587,102	640,467

Operating costs
Cost of sales, without considering depreciation and amortization	(149,634)	(172,869)	(292,593)	(331,004)
Exploration in operating units	(21,907)	(49,681)	(53,635)	(96,050)
Depreciation and amortization	(49,771)	(46,494)	(95,909)	(85,670)
Royalties	(7,102)	(6,929)	(14,480)	(16,595)
Total operating costs	(228,414)	(275,973)	(456,617)	(529,319)

Gross profit	76,695	9,819	130,485	111,148

Operating expenses
Administrative expenses	(23,061)	(22,262)	(51,817)	(37,168)
Exploration in non-operating areas	(14,821)	4,085	(25,195)	(17,675)
Stoppage of mining units	(15,941)	-	(15,941)	-
Selling expenses	(4,614)	(3,970)	(8,784)	(8,480)
Contingencies	(2,002)	(1,340)	(9,643)	(2,393)
Impairment of long-term lived assets	-	-	(794)	-
Other, net	8,268	9,320	9,724	9,631
Total operating expenses	(52,171)	(14,167)	(102,450)	(56,085)

Operating profit (loss)	24,524	(4,348)	28,035	55,063

Other income, net
Share in the results of associates under equity method	20,169	48,806	15,689	132,974
Financial income	1,842	2,228	3,648	3,184
Financial expenses	(3,199)	(8,678)	(6,590)	(9,881)
Net loss from currency exchange difference	(268)	(6,715)	(764)	(6,603)
Total other income, net	18,544	35,641	11,983	119,674

Profit before income taxes and non-controlling interest	43,068	31,293	40,018	174,737

Income taxes	(10,494)	(10,434)	(17,816)	(42,945)

Net profit	32,574	20,859	22,202	131,792

Attributable to:
Owners of the parent	23,088	18,953	6,976	121,630
Non-controlling interest	9,486	1,906	15,226	10,162
	32,574	20,859	22,202	131,792

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	0.09	0.07	0.03	0.48

Weighted average number of shares outstanding (common and investment), in units	254,186,867	254,186,867	254,186,867	254,186,867

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the six-month periods ended June 30, 2014 and 2013

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2014	2013	2014	2013
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	266,880	343,935	533,734	748,397
Value Added Tax (VAT) recovered	21,981	19,907	39,685	33,707
Royalties received	8,429	13,976	15,424	26,178
Dividends received	2,065	7,064	4,442	7,064
Interest received	1,704	1,165	3,829	2,141
Payments to suppliers and third-parties	(188,407)	(219,791)	(388,141)	(477,919)
Payments to employees	(51,341)	(33,649)	(106,961)	(103,732)
Payment of income tax	(12,533)	(30,910)	(17,944)	(54,988)
Payment of royalties	(3,513)	(8,708)	(10,966)	(17,494)
Payment of interest	(3,505)	(8,193)	(5,453)	(8,415)

Net cash and cash equivalents provided by operating activities	41,760	84,796	67,649	154,939

Investing activities
Settlement of financial assets at fair value through profit or loss	-	-	-	-
Proceeds for collections of loans to associates	1,426	14,964	10,458	14,964
Proceeds from sales of mining concessions, property, plant and equipment	67	3,015	90	3,015
Proceeds from investments settlement	80	-	80	-
Acquisitions of mining concessions, development costs, property, plant and equipment	(60,383)	(147,223)	(133,956)	(233,264)
Acquisitions of investment properties	-	-	(11,705)	-
Payment for purchase of investments	-	-	-	-
Proceeds from sales of investments shares	-	-		-
Associates loans granted	(157)	-	(157)	-
Decrease of time deposits	-	772	-	-
Contributions and investments in associates	(472)		(1,475)	(3,685)
		-
Net cash and cash equivalents used in investing activities	(59,439)	(128,472)	(136,665)	(218,970)

Financing activities
Increase of bank loans	2,321	-	2,321	-
Increase in financial obligations	108,780	60,000	183,439	60,000
Bank loans received	-	-		-
Payment of financial obligations	(29,053)	(45)	(33,593)	(101)
Dividends paid	(2,797)	(76,269)	(2,797)	(76,269)
Dividends paid to non-controlling interest	(2,240)	(3,133)	(4,200)	(6,573)
Purchase of treasury shares	-	-	-	-
Purchase of associates' shares	-	(462)	-	(462)

Net cash and cash equivalents provided by (used in) financing activities	77,011	(19,909)	145,170	(23,405)

Net increase (decrease) in cash and cash equivalents during the period	59,332	(63,585)	76,154	(87,436)
Cash and cash equivalents at the beginning of the period	78,720	162,861	61,898	186,712

Cash and cash equivalents at period-end	138,052	99,276	138,052	99,276

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

APPENDIX 5: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus Selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2013 and 2014, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and six months ended June 30, 2013 and 2014 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2013	2014	2013
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	149,634	172,869	292,593	331,004
Add:
Consolidated Exploration in units in operation	21,907	49,681	53,635	96,050
Consolidated Commercial deductions	41,884	41,554	78,914	77,528
Consolidated Selling expenses	4,614	3,970	8,784	8,480
Consolidated Cost applicable to sales	218,039	268,074	433,926	513,062

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2013	2014	2013
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	0	66	-6	134
Julcani, Silver	6,185	5,004	11,742	8,415
Julcani, Lead	522	315	980	596
Julcani, Copper	17	163	78	153
Mallay, Silver	2,105	4,198	4,448	7,347
Mallay, Lead	1,461	1,666	3,139	3,670
Mallay, Zinc	1,752	2,184	3,421	3,725
Breapampa, Gold	8,895	10,243	19,003	28,044
Breapampa, Silver	558	841	1,334	1,767
Orcopampa, Gold	25,696	34,621	56,022	67,399
Orcopampa, Silver	760	1,534	1,585	2,709
Uchucchacua, Silver	40,625	33,935	70,208	54,564
Uchucchacua, Lead	2,126	1,796	4,167	3,260
Uchucchacua, Zinc	1,228	1,459	2,762	2,604
La Zanja, Gold	19,575	21,988	37,139	42,495
La Zanja, Silver	882	1,033	1,710	1,945
El Brocal, Gold	697	617	1,293	1,546
El Brocal, Silver	2,990	2,569	5,944	7,282
El Brocal, Lead	192	3,460	330	5,413
El Brocal, Zinc	-15	4,971	-111	10,466
El Brocal, Copper	23,472	14,526	48,026	33,340
Other Small Units, Gold	1,048	4,649	2,263	9,029
Other Small Units, Silver	0	3,029	726	4,015
Other Small Units, Lead	0	851	418	1,625
Other Small Units, Zinc	-6	1,292	636	1,958
Non Mining Units	8,869	15,859	15,336	27,504
Consolidated Cost of sales, excluding depreciation and amortization	149,634	172,869	292,593	331,004

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2013	2014	2013
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	25	-3	49
Julcani, Silver	2,553	1,878	5,048	3,087
Julcani, Lead	216	118	421	219
Julcani, Copper	7	61	34	56
Mallay, Silver	680	1,729	1,291	2,794
Mallay, Lead	472	686	911	1,396
Mallay, Zinc	566	899	993	1,417
Breapampa, Gold	200	499	320	2,342
Breapampa, Silver	13	41	23	148
Orcopampa, Gold	14,154	15,982	26,940	29,882
Orcopampa, Silver	419	708	762	1,201
Uchucchacua, Silver	7,499	7,359	13,050	11,343
Uchucchacua, Lead	392	390	774	678
Uchucchacua, Zinc	227	316	513	541
La Zanja, Gold	54	260	73	1,097
La Zanja, Silver	2	12	3	50
El Brocal, Gold	0	0	0	0
El Brocal, Silver	0	0	0	0
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	0
El Brocal, Copper	0	0	0	0
Other Small Units, Gold	-5,575	8,860	1,388	21,586
Other Small Units, Silver	0	5,773	445	9,599
Other Small Units, Lead	0	1,622	256	3,885
Other Small Units, Zinc	30	2,462	390	4,680
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	21,907	49,681	53,635	96,050

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2013	2014	2013
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	0	25	-2	52
Julcani, Silver	1,549	1,652	3,165	2,914
Julcani, Lead	130	124	268	206
Julcani, Copper	3	25	25	33
Mallay, Silver	797	1,093	1,768	2,036
Mallay, Lead	548	508	1,210	991
Mallay, Zinc	1,157	818	2,080	1,614
Breapampa, Gold	33	23	58	57
Breapampa, Silver	0	0	0	0
Orcopampa, Gold	72	71	129	170
Orcopampa, Silver	0	0	0	0
Uchucchacua, Silver	8,867	12,794	15,951	20,956
Uchucchacua, Lead	440	848	917	1,269
Uchucchacua, Zinc	790	826	1,667	2,696
La Zanja, Gold	113	43	156	91
La Zanja, Silver	5	0	5	0
El Brocal, Gold	709	676	1,154	1,363
El Brocal, Silver	3,078	1,331	5,746	3,660
El Brocal, Lead	216	975	369	1,938
El Brocal, Zinc	73	2,941	168	5,156
El Brocal, Copper	23,112	15,192	43,520	29,480
Other Small Units, Gold	193	289	269	329
Other Small Units, Silver	0	702	72	1,216
Other Small Units, Lead	0	256	51	540
Other Small Units, Zinc	-1	341	166	761
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	41,884	41,554	78,914	77,528

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2013	2014	2013
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	0	2	0	5
Julcani, Silver	218	176	440	302
Julcani, Lead	18	11	37	21
Julcani, Copper	1	6	3	6
Mallay, Silver	171	214	341	400
Mallay, Lead	118	85	240	200
Mallay, Zinc	142	111	262	203
Breapampa, Gold	99	0	206	0
Breapampa, Silver	6	0	15	0
Orcopampa, Gold	214	0	455	0
Orcopampa, Silver	6	0	13	0
Uchucchacua, Silver	713	860	1,381	1,680
Uchucchacua, Lead	37	46	82	100
Uchucchacua, Zinc	22	37	54	80
La Zanja, Gold	319	122	654	215
La Zanja, Silver	14	6	30	10
El Brocal, Gold	62	47	100	122
El Brocal, Silver	266	195	460	573
El Brocal, Lead	17	263	26	426
El Brocal, Zinc	-1	378	-9	823
El Brocal, Copper	2,087	1,104	3,720	2,623
Other Small Units, Gold	17	139	109	368
Other Small Units, Silver	0	91	35	163
Other Small Units, Lead	0	25	20	66
Other Small Units, Zinc	0	39	31	80
Non Mining Units	68	13	79	13
Consolidated Selling expenses	4,614	3,970	8,784	8,480

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

	JULCANI
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-0	6,185	522	-	17	6,724	66	5,004	315	-	163	5,548
Add:
Exploration Expenses (US$000)	-0	2,553	216	-	7	2,775	25	1,878	118	-	61	2,082
Commercial Deductions (US$000)	-0	1,549	130	-	3	1,681	25	1,652	124	-	25	1,826
Selling Expenses (US$000)	-0	218	18	-	1	237	2	176	11	-	6	195
Cost Applicable to Sales (US$000)	-0	10,505	886	-	27	11,417	118	8,710	568	-	256	9,651
Divide:
Volume Sold	-1	734,963	592	-	6	Not Applicable	115	507,464	369	-	56	Not Applicable
CAS	-	14.29	1,498	-	4,525	Not Applicable	1,026	17.16	1,541	-	4,570	Not Applicable

	MALLAY
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	2,105	1,461	1,752	-	5,318	-	4,198	1,666	2,184	-	8,048
Add:
Exploration Expenses (US$000)	-	680	472	566	-	1,717	-	1,729	686	899	-	3,314
Commercial Deductions (US$000)	-	797	548	1,157	-	2,502	-	1,093	508	818	-	2,419
Selling Expenses (US$000)	-	171	118	142	-	431	-	214	85	111	-	410
Cost Applicable to Sales (US$000)	-	3,752	2,600	3,616	-	9,968	-	7,234	2,944	4,013	-	14,191
Divide:
Volume Sold	-	261,718	1,731	2,049	-	Not Applicable	-	332,760	1,525	2,245	-	Not Applicable
CAS	-	14.34	1,501	1,765	-	Not Applicable	-	21.74	1,930	1,787	-	Not Applicable

	BREAPAMPA
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,895	558	-	-	-	9,453	10,243	841	-	-	-	11,084
Add:
Exploration Expenses (US$000)	200	13	-	-	-	213	499	41	-	-	-	540
Commercial Deductions (US$000)	33	-	-	-	-	33	23	-	-	-	-	23
Selling Expenses (US$000)	99	6	-	-	-	105	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	9,226	578	-	-	-	9,804	10,765	882	-	-	-	11,647
Divide:
Volume Sold	21,611	87,297	-	-	-	Not Applicable	18,461	88,048	-	-	-	Not Applicable
CAS	427	6.63	-	-	-	Not Applicable	583	10.01	-	-	-	Not Applicable

	ORCOPAMPA
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	25,696	760	-	-	-	26,456	34,621	1,534	-	-	-	36,155
Add:
Exploration Expenses (US$000)	14,154	419	-	-	-	14,573	15,982	708	-	-	-	16,690
Commercial Deductions (US$000)	72	-	-	-	-	72	71	-	-	-	-	71
Selling Expenses (US$000)	214	6	-	-	-	220	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	40,135	1,185	-	-	-	41,321	50,674	2,242	-	-	-	52,916
Divide:
Volume Sold	47,156	89,913	-	-	-	Not Applicable	57,512	148,077	-	-	-	Not Applicable
CAS	851	13.18	-	-	-	Not Applicable	881	15.14	-	-	-	Not Applicable

	UCHUCCHACUA
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	40,625	2,126	1,228	-	43,979	-	33,935	1,796	1,459	-	37,190
Add:
Exploration Expenses (US$000)	-	7,499	392	227	-	8,118	-	7,359	390	316	-	8,065
Commercial Deductions (US$000)	-	8,867	440	790	-	10,097	-	12,794	848	826	-	14,468
Selling Expenses (US$000)	-	713	37	22	-	772	-	860	46	37	-	943
Cost Applicable to Sales (US$000)	-	57,704	2,996	2,266	-	62,966	-	54,948	3,079	2,639	-	60,666
Divide:
Volume Sold	-	3,231,325	1,612	919	-	Not Applicable	-	2,949,097	1,804	1,645	-	Not Applicable
CAS	-	17.86	1,859	2,466	-	No Applicable	-	18.63	1,707	1,604	-	No Applicable

	JULCANI
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-6	11,742	980	-	78	12,794	134	8,415	596	-	153	9,298
Add:
Exploration Expenses (US$000)	-3	5,048	421	-	34	5,500	49	3,087	219	-	56	3,411
Commercial Deductions (US$000)	-2	3,165	268	-	25	3,457	52	2,914	206	-	33	3,204
Selling Expenses (US$000)	-0	440	37	-	3	479	5	302	21	-	6	334
Cost Applicable to Sales (US$000)	-11	20,394	1,706	-	140	22,230	239	14,718	1,041	-	248	16,247
Divide:
Volume Sold	-12	1,463,716	1,137	-	29	Not Applicable	239	861,163	737	-	54	No Aplicable
CAS	-	13.93	1,501	-	4,909	Not Applicable	1,001	17.09	1,413	-	4,593	Not Applicable

	MALLAY
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	4,448	3,139	3,421	-	11,008	-	7,347	3,670	3,725	-	14,742
Add:
Exploration Expenses (US$000)	-	1,291	911	993	-	3,196	-	2,794	1,396	1,417	-	5,606
Commercial Deductions (US$000)	-	1,768	1,210	2,080	-	5,059	-	2,036	991	1,614	-	4,641
Selling Expenses (US$000)	-	341	240	262	-	843	-	400	200	203	-	803
Cost Applicable to Sales (US$000)	-	7,848	5,501	6,757	-	20,106	-	12,576	6,257	6,959	-	25,792
Divide:
Volume Sold	-	546,175	3,586	3,863	-	Not Applicable	-	568,349	3,431	3,923	-	Not Applicable
CAS	-	14.37	1,534	1,749	-	Not Applicable	-	22.13	1,823	1,774	-	Not Applicable

	BREAPAMPA
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	19,003	1,334	-	-	-	20,337	28,044	1,767	-	-	-	29,811
Add:
Exploration Expenses (US$000)	320	23	-	-	-	343	2,342	148	-	-	-	2,490
Commercial Deductions (US$000)	58	-	-	-	-	58	57	-	-	-	-	57
Selling Expenses (US$000)	206	15	-	-	-	221	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	19,588	1,371	-	-	-	20,959	30,443	1,915	-	-	-	32,358
Divide:
Volume Sold	44,024	202,113	-	-	-	Not Applicable	40,522	146,082	-	-	-	Not Applicable
CAS	445	6.79	-	-	-	Not Applicable	751	13.11	-	-	-	Not Applicable

	ORCOPAMPA
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	56,022	1,585	-	-	-	57,607	67,399	2,709	-	-	-	70,108
Add:
Exploration Expenses (US$000)	26,940	762	-	-	-	27,702	29,882	1,201	-	-	-	31,083
Commercial Deductions (US$000)	129	-0	-	-	-	129	170	-	-	-	-	170
Selling Expenses (US$000)	455	13	-	-	-	468	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	83,546	2,359	-	-	-	85,906	97,450	3,911	-	-	-	101,361
Divide:
Volume Sold	97,388	180,087	-	-	-	Not Applicable	121,329	279,066	-	-	-	Not Applicable
CAS	858	13.10	-	-	-	Not Applicable	803	14.01	-	-	-	Not Applicable

	UCHUCCHACUA
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	70,208	4,167	2,762	-	77,137	-	54,564	3,260	2,604	-	60,428
Add:
Exploration Expenses (US$000)	-	13,050	774	513	-	14,338	-	11,343	678	541	-	12,562
Commercial Deductions (US$000)	-	15,951	917	1,667	-	18,534	-	20,956	1,269	2,696	-	24,922
Selling Expenses (US$000)	-	1,381	82	54	-	1,517	-	1,680	100	80	-	1,861
Cost Applicable to Sales (US$000)	-	100,589	5,940	4,997	-	111,526	-	88,544	5,307	5,921	-	99,773
Divide:
Volume Sold	-	5,685,264	3,140	2,057	-	Not Applicable	-	4,843,839	3,497	3,146	-	Not Applicable
CAS	-	17.69	1,892	2,429	-	No Applicable	-	18.28	1,518	1,882	-	No Applicable

Compañía de Minas Buenaventura S.A.A.

Second Quarter Six-Month Period of 2014 Results

	OTHER SMALL UNITS
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,048	-	-	-6	-	1,042	4,649	3,029	851	1,292	-	9,821
Add:
Exploration Expenses (US$000)	-5,575	-	-	30	-	-5,545	8,860	5,773	1,622	2,462	-	18,718
Commercial Deductions (US$000)	193	-	-	-1	-	192	289	702	256	341	-	1,589
Selling Expenses (US$000)	17	-	-	-0	-	17	139	91	25	39	-	294
Cost Applicable to Sales (US$000)	-4,317	-	-	23	-	-4,294	13,938	9,595	2,755	4,134	-	30,422
Divide:
Volume Sold	1,272	-	-	-4	-	Not Applicable	4,985	188,730	613	1,044	-	Not Applicable
CAS	.	-	-	-	-	Not Applicable	-	-	-	-	-	Not Applicable

	LA ZANJA
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	19,575	882	-	-	-	20,457	21,988	1,033	-	-	-	23,021
Add:
Exploration Expenses (US$000)	54	2	-	-	-	56	260	12	-	-	-	272
Commercial Deductions (US$000)	113	5	-	-	-	118	43		-	-	-	43
Selling Expenses (US$000)	319	14	-	-	-	333	122	6	-	-	-	128
Cost Applicable to Sales (US$000)	20,060	904	-	-	-	20,964	22,413	1,051	-	-	-	23,464
Divide:
Volume Sold	38,694	112,355	-	-	-	Not Applicable	34,716	94,742	-	-	-	Not Applicable
CAS	518	8.04	-	-	-	Not Applicable	646	11.09	-	-	-	Not Applicable

	BROCAL
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	697	2,990	192	-15	23,472	27,336	617	2,569	3,460	4,971	14,526	26,143
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	709	3,078	216	73	23,112	27,188	676	1,331	975	2,941	15,192	21,115
Selling Expenses (US$000)	62	266	17	-1	2,087	2,431	47	195	263	378	1,104	1,987
Cost Applicable to Sales (US$000)	1,467	6,334	425	56	48,672	56,955	1,340	4,096	4,698	8,289	30,822	49,245
Divide:
Volume Sold	1,560	431,490	264	-21	10,180	Not Applicable	962	232,770	3,623	5,841	4,447	Not Applicable
CAS	941	14.68	1,609	-2,683	4,781	Not Applicable	1,393	17.60	1,297	1,419	6,931	Not Applicable

	NON MINING COMPANIES
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	8,869	-	-	-	-	-	15,859
Add:
Selling Expenses (US$000)	-	-	-	-	-	68	-	-	-	-	-	13
Total (US$000)	-	-	-	-	-	8,937	-	-	-	-	-	15,872

	BUENAVENTURA CONSOLIDATED
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	55,910	54,106	4,302	2,959	23,489	149,634	72,184	52,142	8,088	9,906	14,690	172,869
Add:
Exploration Expenses (US$000)	8,833	11,165	1,080	822	7	21,907	25,626	17,500	2,816	3,678	61	49,681
Commercial Deductions (US$000)	1,120	14,296	1,334	2,019	23,115	41,884	1,127	17,572	2,710	4,926	15,217	41,554
Selling Expenses (US$000)	710	1,395	191	162	2,088	4,614	311	1,542	430	565	1,110	3,970
Cost Applicable to Sales (US$000)	66,574	80,961	6,907	5,962	48,699	218,039	99,248	88,757	14,044	19,075	31,078	268,074
Divide:
Volume Sold	110,292	4,949,060	4,199	2,943	10,186	Not Applicable	116,751	4,541,688	7,934	10,775	4,503	Not Applicable
CAS	-	-	-	-	-	Not Applicable						Not Applicable

	COIMOLACHE
	2Q 2014						2Q 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	14,655	1,039	-	-	-	15,694	17,673	1,496	-	-	-	19,169
Add:
Exploration Expenses (US$000)	2,369	168	-	-	-	2,537	6,503	551	-	-	-	7,054
Commercial Deductions (US$000)	127	7	-	-	-	134	234	32	-	-	-	265
Selling Expenses (US$000)	256	18	-	-	-	274	136	12	-	-	-	148
Cost Applicable to Sales (US$000)	17,406	1,233	-	-	-	18,639	24,546	2,090	-	-	-	26,636
Divide:
Volume Sold	36,607	167,321	-	-	-	Not Applicable	35,845	197,829	-	-	-	Not Applicable
CAS	475	7.37	-	-	-	Not Applicable	685	10.57	-	-	-	Not Applicable

	OTHER SMALL UNITS
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,263	726	418	636	-	4,043	9,029	4,015	1,625	1,958	-	16,627
Add:
Exploration Expenses (US$000)	1,388	445	256	390	-	2,480	21,586	9,599	3,885	4,680	-	39,751
Commercial Deductions (US$000)	269	72	51	166	-	559	329	1,216	540	761	-	2,846
Selling Expenses (US$000)	109	35	20	31	-	195	368	163	66	80	-	677
Cost Applicable to Sales (US$000)	4,029	1,279	746	1,224	-	7,277	31,312	14,993	6,116	7,479	-	59,901
Divide:
Volume Sold	1,970	41,321	221	333	-	Not Applicable	12,064	306,938	1,501	2,037	-	Not Applicable
CAS	-	-	-	-	-	Not Applicable	-	-	-	-	-	Not Applicable

	LA ZANJA
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	37,139	1,710	-	-	-	38,849	42,495	1,945	-	-	-	44,440
Add:
Exploration Expenses (US$000)	73	3	-	-	-	76	1,097	50	-	-	-	1,147
Commercial Deductions (US$000)	156	5	-	-	-	161	91	-	-	-	-	91
Selling Expenses (US$000)	654	30	-	-	-	684	215	10	-	-	-	225
Cost Applicable to Sales (US$000)	38,022	1,748	-	-	-	39,770	43,898	2,005	-	-	-	45,903
Divide:
Volume Sold	72,164	217,228	-	-	-	Not Applicable	64,972	170,177	-	-	-	Not Applicable
CAS	527	8.05	-	-	-	Not Applicable	676	11.78	-	-	-	Not Applicable

	BROCAL
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,293	5,944	330	-111	48,026	55,482	1,546	7,282	5,413	10,466	33,340	58,046
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	1,154	5,746	369	168	43,520	50,957	1,363	3,660	1,938	5,156	29,480	41,597
Selling Expenses (US$000)	100	460	26	-9	3,720	4,298	122	573	426	823	2,623	4,567
Cost Applicable to Sales (US$000)	2,547	12,150	725	48	95,266	110,737	3,030	11,515	7,777	16,445	65,443	104,210
Divide:
Volume Sold	2,694	809,711	418	-139	19,159	Not Applicable	2,251	606,809	5,451	11,873	9,557	Not Applicable
CAS	945	15.01	1,732	-345	4,973	Not Applicable	1,346	18.98	1,427	1,385	6,848	Not Applicable

	NON MINING COMPANIES
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	15,336	-	-	-	-	-	27,504
Add:
Selling Expenses (US$000)	-	-	-	-	-	79	-	-	-	-	-	13
Total (US$000)	-	-	-	-	-	15,415	-	-	-	-	-	27,517

	BUENAVENTURA CONSOLIDATED
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	115,714	97,697	9,034	6,709	48,104	292,593	148,646	88,045	14,564	18,752	33,493	331,004
Add:
Exploration Expenses (US$000)	28,718	20,622	2,364	1,897	34	53,635	54,956	28,222	6,177	6,638	56	96,050
Commercial Deductions (US$000)	1,765	26,707	2,815	4,081	43,545	78,914	2,061	30,782	4,943	10,228	29,513	77,528
Selling Expenses (US$000)	1,525	2,714	405	338	3,723	8,784	709	3,129	814	1,186	2,629	8,480
Cost Applicable to Sales (US$000)	147,721	147,740	14,618	13,025	95,406	433,926	206,372	150,177	26,498	36,804	65,692	513,062
Divide:
Volume Sold	218,227	9,145,615	8,502	6,114	19,187	Not Applicable	241,377	7,782,423	14,617	20,979	9,611	Not Applicable
CAS	-	-	-	-	-	Not Applicable						Not Applicable

	COIMOLACHE
	1S 2014						1S 2013
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	26,658	1,757	-	-	-	28,415	32,597	3,156	-	-	-	35,753
Add:
Exploration Expenses (US$000)	3,495	230	-	-	-	3,725	8,011	776	-	-	-	8,787
Commercial Deductions (US$000)	213	14	-	-	-	227	413	51	-	-	-	464
Selling Expenses (US$000)	456	30	-	-	-	486	303	29	-	-	-	332
Cost Applicable to Sales (US$000)	30,822	2,031	-	-	-	32,854	41,324	4,012	-	-	-	45,336
Divide:
Volume Sold	66,873	288,129	-	-	-	Not Applicable	68,856	390,688	-	-	-	Not Applicable
CAS	461	7.05	-	-	-	Not Applicable	600	10.27	-	-	-	Not Applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 30, 2014